[redacted]

08000769

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

February 11, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No	**Particulars**
1.	Letters dated February 11, 2008 furnishing the Limited Review Report on the financial results of the company for the quarter ended December 31, 2007.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

February 11, 2008

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 2375, 2272 8269, 2272 8013,
Facsimile: 22723121, 2272 2037, 2272 2039,
email: Corp.relations@bseindia.com

Dear Sirs,

Sub: **Limited Review Report for the quarter ended December 31, 2007**

Pursuant to Clause 41 of the Listing Agreement, we enclose a copy of the Limited Review Report for the quarter ended December 31, 2007, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl:

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

February 11, 2008

National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
email: cmlist@nse.co.in

Dear Sirs,

Sub: **Limited Review Report for the quarter ended December 31, 2007**

Pursuant to Clause 41 of the Listing Agreement, we enclose a copy of the Limited Review Report for the quarter ended December 31, 2007, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl:

LIMITED REVIEW REPORT

TO THE BOARD OF DIRECTORS OF RELIANCE ENERGY LIMITED

1. We have reviewed the accompanying statement of 'Un-audited financial results for the quarter ended December 31, 2007 and the year to date results for the period April 1, 2007 to December 31, 2007 (the 'Statement') in which are incorporated the results for the quarter ended December 31, 2007 ('interim financial information') of Reliance Energy Limited (the 'Company') prepared by the Company pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges in India, which has been initialled by us for identification purposes. This Statement is the responsibility of the Company's management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2. We conducted our review in accordance with the Auditing and Assurance Standard (AAS) 33, "Engagements to Review Financial Statements" issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement.

3. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. We have not performed an audit and accordingly, we do not express an audit opinion.

4. Based on our review conducted as above, nothing has come to our attention that causes us to believe that the Statement prepared, fairly in all material respects, in accordance with Accounting Standards and other recognized accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

Partha Ghosh
Partner
Membership No. F55913
For and on behalf of
Price Waterhouse
Chartered Accountants

Date: January 17, 2008
Place: Mumbai

C. D. Lala
Partner
Membership No. F35671
For and on behalf of
Chaturvedi & Shah
Chartered Accountants

Date: January 17, 2008
Place: Mumbai

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

Reliance Energy
Anil Dhirubhai Ambani Group

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

Website:www.rel.co.in

unaudited financial results for quarter ended 31st December, 2007

(Rs. in crore)

Sr. No.	Particulars	Quarter ended		9 Months ended		Year ended
		31-12-2007	31-12-2006	31-12-2007	31-12-2006	31-03-2007 Audited
1	Net Sales of Electrical Energy	1,229.41	915.06	3,774.25	2,725.56	3,610.95
2	Income from EPC and Contracts	276.08	612.63	896.97	1,352.61	2,082.00
3	Other Income (See Note No 4)	347.92	292.74	853.42	607.41	882.30
		1,853.41	1,820.43	5,524.64	4,685.58	6,575.25
4	Total Expenditure					
	(a) Cost of Electrical Energy purchased	648.17	455.82	1,968.50	1,103.91	1,532.43
	(b) Cost of Fuel	249.90	224.04	721.23	673.23	921.27
	(c) Tax on Electricity	33.05	32.16	102.05	95.10	124.62
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	233.12	562.56	746.95	1,193.49	1,840.62
	(e) Staff Cost	93.74	73.41	297.74	216.87	313.53
	(f) Other Expenses and Provisions	173.38	103.02	429.13	375.42	480.03
	(g) Depreciation (See Note No 3)	56.60	61.17	170.31	186.60	240.06
5	Interest and Finance Charges	85.44	55.05	240.16	168.03	250.32
6	Profit before Tax	280.01	253.20	848.57	672.93	872.37
7	Provision for Taxation :					
	Current Tax	41.50	16.17	105.50	75.57	90.15
	Deferred Tax	24.76	32.85	58.64	28.08	27.15
	Fringe Benefit Tax	1.65	1.65	4.50	3.75	4.77
	Tax adjustment for earlier years	(89.50)	1.50	(93.31)	1.50	(51.15)
8	Profit after Tax	301.60	201.03	773.24	564.03	801.45
9	Paid up Equity Share Capital (Face Value Rs. 10/- per Share)	236.54	213.17	236.54	213.17	228.57
10	Reserves including Statutory Reserves excluding Revaluation Reserves					8,412.73
11	Earnings per share (On Net Profit)(* not annualised)					
	- Basic (Rs.)	12.97 *	9.43 *	33.40 *	26.51 *	37.20
	- Diluted (Rs.)	12.75 *	9.10 *	32.69 *	25.73 *	36.27
12	Aggregate of Public Shareholding -					
	- No.of Shares	154,474,210	149,803,532	154,474,210	149,803,532	149,803,562
	- Percentage of Shareholding	65.32	70.29	65.32	70.29	65.55

CHATURVEDI & SHAH MUMBAI

For Identification
Price.Waterhouse

Reliance Energy
Anil Dhirubhai Ambani Group

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
Website:www.rel.co.in

segment-wise revenue, results and capital employed

(Rs. in crore)

Particulars	Quarter ended		9 Months ended		Year ended
	31-12-2007	31-12-2006	31-12-2007	31-12-2006	31-03-2007 Audited
1 Segment Revenue					
(Net Sales / Income)					
- Electrical Energy	1,247.32	988.13	3,821.90	2,838.15	3,741.79
- EPC and Contracts	280.51	613.94	907.37	1,359.12	2,094.56
- Others	-	-	0.02	0.27	0.27
- Unallocated	325.58	218.36	795.35	488.04	738.93
Total	1,853.41	1,820.43	5,524.64	4,685.58	6,575.55
Less : Inter Segment Revenue	-	-	-	0.30	0.30
Total Sales / Income	1,853.41	1,820.43	5,524.64	4,685.28	6,575.25
2 Segment Results					
Profit before Tax and Interest from each segment :					
- Electrical Energy	97.33	79.19	337.94	316.20	323.49
- EPC and Contracts	25.37	18.09	76.09	56.53	122.62
- Others	(0.02)	(0.07)	(0.10)	(0.10)	0.01
Total	122.68	97.21	413.93	372.63	446.12
- Interest and Finance Expense	(85.44)	(55.05)	(240.16)	(168.03)	(250.32)
- Interest Income	134.77	127.08	402.20	427.44	599.98
- Other un-allocable Income net of expenditure	108.00	83.96	272.60	40.89	76.59
Profit before Tax	280.01	253.20	848.57	672.93	872.37
3 Capital Employed					
- Electrical Energy	3,345.88	3,241.58	3,345.88	3,241.58	2,842.36
- EPC and Contracts	311.19	411.65	311.19	411.65	422.32
- Others	1.72	1.87	1.72	1.87	1.81
- Unallocated Corporate Assets (net)	7,233.20	4,802.79	7,233.20	4,802.79	6,075.41
Total	10,891.99	8,457.89	10,891.99	8,457.89	9,341.90

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

For Identification
Price Waterhouse

Notes:

1. In the matter of Standby Charges, the Company had accounted liabilities in its books of accounts in the year ended March 31, 2005 based on the Maharashtra Electricity Regulatory Commission (MERC) Order dated May 31, 2004. Pending final determination of the matter by the Hon'ble Supreme Court, the Company has not accounted for the reduction of Rs. 15.60 crore in standby charges liability from Rs. 515.60 crore determined by MERC as well as interest amount payable by The Tata Power Company Limited (TPC) to the Company (at 10% per annum commencing from April 1, 2004 till the date of payment) as per the Appellate Tribunal for Electricity (ATE) Order dated December 20, 2006. As per the Supreme Court interim order dated February 7, 2007, TPC has furnished a bank guarantee for Rs. 227 crore and also deposited Rs. 227 crore with the Court which the Company has withdrawn and accounted as other liabilities pending final adjustment. The matter is awaiting listing with the Supreme Court for final hearing.

2. Pursuant to the order passed by the MERC dated December 12, 2007, in case No. 7 of 2002, TPC has claimed an amount of Rs. 323.87 crore towards the following:

   a. Difference in the energy charge for energy supplied by TPC at 220 kV interconnection for the period March 2001 to May 2004 along with interest at 24% per annum up to December 31, 2007, and

   b. Minimum offtake charges for energy for the years 1998-99 to 1999-2000 along with interest at 24% per annum up to December 31, 2007.

   The Company is of the view, supported by a legal opinion, that the aforesaid order of MERC can be successfully challenged and has filed an appeal before the ATE on January 7, 2008. The matter is still to be heard.

3. The Company had revalued its Plant and Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

4. The Company has changed the accounting policy with effect from April 1, 2007, whereby the foreign exchange derivative instruments are revalued at fair values at reporting period end and any profit or loss arising on the revaluation is recognized in the Profit and Loss Account. Accordingly, Rs. 60.02 crore and Rs. 26.55 crore has been credited for the quarter and nine months ended December 31, 2007, respectively to the Profit and Loss Account on revaluation of foreign exchange derivative instruments, due to the change in the accounting policy.

5. During the quarter the Company converted Foreign Currency Convertible Bonds(FCCBs) of the face value of USD 177.448 million due for redemption on February 24, 2009, resulting in the allotment of 79,72,548 Equity Shares. Accordingly, the paid-up Equity Share Capital of the Company stands increased from Rs.228.57 crore to Rs.236.54 crore and the Share Premium account from Rs.5,298.75 crore to Rs.6,093.54 crore. Currently, FCCBs aggregating US$ 0.6 million are outstanding. The accounting effect, if any, of the premium foregone on equity shares issued pursuant to conversion of FCCBs shall be reflected on completion of conversion of all FCCBs.

6. An associate of Reliance Energy Limited i.e. Reliance Power Limited , has an initial public offering of its equity shares and the issue of the same is open for subscription from January 15, 2008 to January 18, 2008. The Company has since, made an additional investment of Rs. 720 crore by way of promoters contribution for subscribing to 1.60 crore equity shares of Reliance Power Limited.

7. Subsequent to quarter end, pursuant to the approval of shareholders through postal ballot, the Company is making a preferential offer of 4.30 crore warrants to one of the promoters AAA Project Ventures Private Limited. The warrant holder will be entitled to apply for one equity share of the Company of Rs. 10 each at a premium of Rs. 1,812.08 per share, per warrant on or before expiry of 18 months from the date of allotment.

CHATURVEDI & SHAH

8. During the quarter, Reliance Energy Trading Limited has become a subsidiary of the Company.

9. Tax Liability has been provided on the basis of Minimum Alternate Tax calculations.

10. There was no exceptional/ extraordinary item during the quarter/ nine months ended December 31, 2007.

11. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended December 31, 2007: opening: Nil additions: 352 disposals: 352 closing: Nil

12. The above results for the quarter ended December 31, 2007, have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreement entered into with the stock exchanges in India.

13. After review by the Audit Committee, the Board of Directors of the Company have approved the results at their meeting held on January 17, 2008.

14. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Anil D. Ambani
Chairman

Place: Mumbai
Date: January 17, 2008

For Identification
Price Waterhouse

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

END